                                                       OMB APPROVAL
                                                   OMB NUMBER:  3235-0145
                       UNITED STATES               Expires:   October 31, 1994
              SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                     Washington, D.C.  20549       hours per form ....... 14.90

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*
                                           -

                           BIOCHEM INTERNATIONAL INC.
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                                (Name of Issuer)

                         Common Stock ($0.02 par value)
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                          (Title of Class Securities)

                                  090585 10 0
                        -------------------------------
                                 (CUSIP Number)

Stephen Marcus, Holleb & Coff, 55 E. Monroe St., Ste. 4100, Chicago, IL 60603
                                 (312) 807-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 11, 1999
               --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the report person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    090585 10 0                                   Page  2  of 8   pages
         -----------------------                               ----   ----


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1   NAME OF REPORTING PERSON
    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    KEN M. DAVEE

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) /  /
                                                                                                                   (b)/  /

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3   SEC USE ONLY


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4   SOURCE OF FUNDS*
       N/A

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.
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                 7   SOLE VOTING POWER
   NUMBER OF                0
    SHARES      --------------------------------------------------------------------------------------------------------------------
  BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY                 0
     EACH       --------------------------------------------------------------------------------------------------------------------
   REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON                  0
     WITH       --------------------------------------------------------------------------------------------------------------------
                10   SHARE DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0

------------------------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           /  /

------------------------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%

------------------------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                           IN

------------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.    090585 10 0                                   Page  3  of 8   pages
         -----------------------                               ----   ----


------------------------------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    DAVID H. SANDERS

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) /  /
                                                                                                                   (b)/  /

------------------------------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
       N/A

------------------------------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

------------------------------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.

------------------------------------------------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
   NUMBER OF                0
    SHARES      --------------------------------------------------------------------------------------------------------------------
  BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY                 0
     EACH       --------------------------------------------------------------------------------------------------------------------
   REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON                  0
     WITH       --------------------------------------------------------------------------------------------------------------------
                10   SHARE DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

------------------------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           /  /

------------------------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

------------------------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                           IN

------------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page  4  of  8  pages
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                                  SCHEDULE 13D
                               (AMENDMENT NO. 7)



ITEM 1.    SECURITY AND ISSUER.

           Title and Class of Securities:  Common stock, $.02 par value.

           Name and Address of Principal Executive Offices of the Issuer:
           Biochem International Inc. (referred to herein as "Biochem"), N7 W22025 Johnson Road, Waukesha, Wisconsin 53186.

ITEM 2.    IDENTITY AND BACKGROUND.

           Filed on behalf of David H. Sanders and Ken M. Davee as stated in Amendment No. 6.
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                                                           Page  5  of  8  pages
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ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Not Applicable.
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                                                           Page  6  of  8  pages
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ITEM 4.    PURPOSE OF TRANSACTION.
           See Item 5.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Each of the Reporting Persons, David H. Sanders and Ken M. Davee (now deceased) ceased to be stockholders of Biochem, both directly and indirectly, of record and beneficially, on January 11, 1999, as a consequence of the merger of Biochem with BCI Merger Corp. and the cancellation of all of the issued and outstanding shares of Biochem in exchange for a cash payment of $6.28 per share (the "Merger"), pursuant to the terms of an Agreement and Plan of Reorganization, dated as of October 9, 1998, by and among Biochem, Smiths Industries, Inc., BCI Merger Corp., Smiths Industries plc and the Reporting Persons or their representatives.

           The terms of the Merger are described in an Information Statement on
           Schedule 14C filed with the United States Securities and Exchange Commission on December 21, 1998.

           The separate existence of Biochem ceased as a result of the merger, effective January 11, 1999 and Biochem common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

                                                           Page  7  of  8  pages
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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           See Item 5.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The parties' signatures hereto evidence their agreement that this statement is filed on behalf of each of them as required by Rule 13d-1(f).

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
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                                                           Page  8  of  8  pages
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      Each of the undersigned hereby agrees that this statement is filed on behalf of each of them pursuant to Rule 13d-1(f).

Dated:  January 21, 1999

                                      s/Ruth Davee
                                      -------------------------------
                                      Ruth Davee,
                                      Nominated Executor
                                      under the Will of Ken M. Davee


                                      s/David H. Sanders
                                      -------------------------------
                                      David H. Sanders